Exhibit 4.1

AMENDED AND RESTATED DEMAND NOTE

U.S. $400,000.00	December 16, 2008

FOR VALUE RECEIVED, the undersigned, RUBBER RESEARCH ELASTOMERICS, INC., a Minnesota corporation, (the “Borrower”) promises to pay to the order of RIVIERA INVESTMENTS, INC., a California corporation (the “Lender”), the principal sum of FOUR HUNDRED THOUSAND AND NO/100THS DOLLARS ($400,000.00) ON DEMAND, or if no earlier demand has been made, on October 15, 2009 (the earlier of such dates being the “Termination Date”).

The Borrower promises to pay interest (computed on the basis of the number of days elapsed in a year of 360 days) on the unpaid principal amount hereof from the date hereof until such principal amount is paid in full at a fluctuating annual rate equal to 10% per annum above the Prime Rate of Interest; provided, however, that notwithstanding anything to the contrary contained herein, upon the occurrence and during the continuance of any Default or Event of Default, the rate of interest hereunder shall be 12% per annum above the Prime Rate of Interest (such increased rate of interest being, the “Default Rate”).  The term "Prime Rate of Interest" shall mean the prime rate of interest published from time to time in the Wall Street Journal as the prime rate; provided, however that: (a) if a range of rates is published, then the Prime Rate of Interest means the highest rate within the range; and (b) if the Wall Street Journal does not publish the Prime Rate of Interest, then the term "Prime Rate of Interest" shall mean the rate of interest publicly announced by U.S. Bank, National Association, Minneapolis Office, as its Prime Rate, Base Rate, Reference Rate or the equivalent of such rate, whether or not such bank makes loans to customers at, above, or below said rate.  Interest shall be due and payable on the first day of each month (each such date being an “Interest Payment Date”), commencing January 1, 2009, and at the maturity hereof.  Interest accruing after the maturity hereof  shall be due and payable upon demand.  Each change in the fluctuating interest rate shall take effect simultaneously with the corresponding change in the Prime Rate of Interest.

At the written request of the Borrower, accrued interest hereunder shall be added to the principal balance of the Loan on each Interest Payment Date rather than being payable in cash (interest that is added to the principal balance shall be referred to herein as “PIK Interest”).  Unless prohibited under applicable law, PIK Interest shall itself shall bear interest from and after the related Interest Payment Date at the interest rate set forth in the immediately preceding paragraph and shall be payable at maturity.  All amounts of accrued PIK Interest as of each Interest Payment Date shall no longer be deemed to be accrued and unpaid interest on the outstanding principal of the Loan, but shall be considered principal until paid.  Any accrued interest which for any reason has not theretofore been paid shall be due and payable in full on the Termination Date.

DEMAND NOTE

U.S. $400,000.00	December 16, 2008

Both principal and interest are payable in lawful money of the United States of America to the Lender at 1138 Hartzell Street, Pacific Palisades, CA  90272 (or other location specified by the Lender) in immediately available funds.

This Note is the Demand Note referred to in, and is entitled to the benefits of, the letter loan agreement dated as of December 1, 2008, as amended by a letter amended dated on or about the date hereof (letter loan agreement as so amended and as it may be further amended, modified, supplemented or restated from time to time being the “Loan Agreement”) between the Borrower and the Lender.  The Loan Agreement, among other things, (i) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events prior to the maturity hereof upon the terms and conditions therein specified; (ii) contains provisions for the mandatory prepayment hereof, upon certain conditions; and (iii) permits the voluntary prepayment hereof, without premium or penalty, upon certain conditions.

It is expressly stipulated and agreed to be the intent of the Borrower and the Lender at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits the Lender to contract for, charge, take, reserve, or receive a greater amount of interest than permitted under state law) and that this section shall control every other covenant and agreement in this Note and any other Loan Document.  If the applicable law is ever judicially interpreted so as to render usurious any sums paid or agreed to be paid to Lender for the use, forbearance or detention of money called for under this Note or under any other Loan Documents, or contracted for, charged, taken, reserved, or received with respect to the indebtedness evidenced by this Note (“Indebtedness”), or if the Lender’s exercise of the option to demand payment or to accelerate the maturity of this Note, or if any prepayment by the Borrower results in the Borrower having paid any sums paid or agreed to be paid to Beneficiary for the use, forbearance or detention of money in excess of that permitted by applicable law, then it is the Borrower’s and the Lender’s express intent that all excess amounts theretofore collected by the Lender shall be credited on the principal balance of this Note and all other Indebtedness (or, if this Note and all other Indebtedness have been or would thereby be paid in full, refunded to Borrower), and the provisions of this Note and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder or thereunder.  All sums paid or agreed to be paid to the Lender for the use, forbearance, or detention of the Indebtedness shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Indebtedness until payment in full so that the rate or amount of interest on account of the Indebtedness does not exceed the maximum lawful rate from time to time in effect and applicable to the Indebtedness for so long as the Indebtedness is outstanding.

This Amended and Restated Demand Note, is being executed and delivered in replacement of, but not in payment of, that certain Demand Note dated December 1, 2008, made by the Borrower payable to the order of the Lender in the original principal amount of $300,000.00; provided, however, that interest on such replaced note accrued through the date hereof shall be payable in accordance with the terms thereof.

DEMAND NOTE

U.S. $400,000.00	December 16, 2008

Presentment and demand for payment, notice of dishonor, protest and notice of protest are hereby waived.  In the event of default, the Borrower agrees to pay costs of collection and reasonable attorneys’ fees (whether or not suit is commenced), including, without limitation, attorneys’ fees and legal expenses incurred in connection with any appeal of a lower court’s judgment or order.

RUBBER RESEARCH ELASTOMERICS, INC.

By:	/s/ D. Michael Wells
Its:	CFO and Secretary

Subscribed and sworn to before me
this 16 day of December, 2008.

/s/ Gail Thomas
Notary Public
Gail Thomas #8846